The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600



05012089

October 25, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Master agreement for Joint establishment of Internet-based bank and Business alliance between Sumitomo Trust Group and SBI Group with capital involvement

Notice Regarding Reference Material

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 10/27

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Tsukasa Tanigawa
Title: Joint General Manager

October 25, 2005

The Sumitomo Trust & Banking Co., Ltd.
SBI Holdings, Inc.

Master agreement for Joint establishment of Internet-based bank and Business alliance between Sumitomo Trust Group and SBI Group with capital involvement

The Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) and SBI Holdings, Inc. (SBIH) jointly announced today that, subject to official approval from the authority, the two companies have reached a master agreement for Joint establishment of Internet-based bank and business alliance with capital involvement.

1. Objective of the master agreement

As the number of Internet-based financial transactions such as online securities trade is increasing rapidly, we expect that number of customers that use Internet-based bank for asset formation and management will increase more with the respect of convenient settlement, timeliness, and offering of various attractive products.

With these shared views, we decided to establish an innovative customer-oriented Internet-based bank on equal footing. The new Internet-based bank will fuse Internet-based and physical-based channels and substantialize the amalgamation of banking, securities, and trust services. Sumitomo Trust group will furnish the know-how of bank management and Asset Liability Management operation. SBI Group will furnish know-how of Internet-based financial services and Internet-related business as well.

The new Internet-based bank will offer the superior cost performance depositary, investment, and loan products based on convenient settlement system. In addition, the bank also will offer the Internet-based bank's first products and services described below in order to improve customer convenience and satisfaction whereby contributing to society with offering the new asset management infrastructure:

(i) One-stop financial services with amalgamation of banking and securities business through full-scale alliance with E*TRADE SECURITIES Co., Ltd. (E*TRADE SECURITIES).

(ii) Products and services offered by trust banks such as money trust, estate and will services, real estate related services, and stock transfer agency services for the first time as an Internet-based bank.

(iii) Incubation banking products and services such as loans to venture companies for the first time as an Internet-based bank.

Sumitomo Trust Group and SBI Group will mutually furnish and utilize products, services, and know-how to strengthen each party's competitiveness and profitability.

2. Outline of the "New Internet-based bank"

(1) Company name — To be determined

(2) Representative — President (First President will be appointed by Sumitomo Trust)
Deputy President (First Deputy President will be appointed by SBIH)

(3) Location of the head office — Izumi Garden Tower, 1-6-1, Roppongi, Minatoku, Tokyo

(4) Capital contribution — 20 billion JPY at the start of the business

(5) Shareholders — Sumitomo Trust Group 50% SBI Group 50%

(6) Start of business — After going through the procedure of receiving permission from the authority, we will aim to start business in the early date of 1st Half Fiscal Year 2007.

(7) Business area — Planning to conduct below businesses

a. Deposit, domestic and foreign exchange, sales of securities and other investment products using Internet

b. Loans to individuals, small to medium companies, and small business owners using Internet

c. Agency business related to banking, trust and other business to individuals and companies

d. Investment business with buying and selling securities

3. Outline of the business alliance

Sumitomo Trust Group, SBI Group, and the new Internet-based bank are planning to conduct the below business alliances.

(1) Between the new Internet-based bank and Sumitomo Trust Group

- Exclusive agency alliance with Sumitomo Trust regarding banking, trust and other business
- Alliance with Sumitomo Trust regarding market-related business
- Exclusive customer introduction with real estate-related needs
- Above alliances may be conducted by the new Internet-based bank and SBI Group

(2) Between Internet-based bank and SBI Group

- Preferential alliance regarding seamless connection of interface and money transfer which is expected to be started with E*TRADE SECURITIES
- Exclusive alliance with E*TRADE SECURITIES regarding securities intermediary business
- Above alliances may be conducted by the new Internet-based bank and Sumitomo Trust Group

(3) Between Sumitomo Trust Group and SBI Group

- Other than the above mentioned, we will consider business alliances, such as real estate related business, that will contribute to each groups' competitiveness and profitability.

4. Outline of the capital alliance

Sumitomo Trust and SBI Group will make capital alliance by cross shareholding.

(1) Sumitomo Trust will accept 7 billion JPY equivalent of SBIH's common stock as a third-party allocation of new shares on November 2005 and will acquire approximately 3 billion JPY equivalent of E*TRADE SECURITIES' common stock.

(2) SBIH will acquire approximately 10 billion JPY equivalent of Sumitomo Trust's common stock from the secondary market as soon as practicable.

5. Schedule

Today, we set up "Alliance Promotion Meeting" with Yutaka Morita, President and CEO of Sumitomo Trust, and Yoshitaka Kitao, CEO of SBI Holdings, and two companies' executives that are in charge of this project.

In addition, Sumitomo Trust and SBI Holdings will establish a company for preparation of establishing bank, "SBI Sumishin Net Bank Establishment Preparation Company (Tentative name)", by end of March 2006 and promote the consideration and preparation process regarding the establishment of the new Internet-based bank. Both companies' President and CEO will be the part-time board members of this company.

For further information, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

<For reference>

1. Scheme of the master agreement



Capital alliance: Cross shareholdings
Business alliance
Sumitomo Trust Group
SBI Group
3 billion JPY
7 billion JPY
Sumitomo Trust & Banking
SBI Holdings
10 billion JPY
Business alliance
Initial investment 10 billion
New net bank
Initial investment 10 billion JPY
(Group's total)
Business alliance
Business alliance
Sumishin Realty
E*Trade Securities
Other subsidiaries
Other subsidiaries
Capital alliance
Business alliance

2. Outline of The Sumitomo Trust & Banking Co., Ltd. and SBI Holdings, Inc.

(As of end of March 31, 2005)

(1) Company name	The Sumitomo Trust & Banking Co., Ltd.	SBI Holdings, Inc.
(2) Representative	President & CEO Yutaka Morita	CEO Yoshitaka Kitao
(3) Location of head office	4-5-33, Kitahama, Chuoku, Osaka	1-6-1, Roppongi, Minatoku, Tokyo
(4) Establishment date	July 28, 1925	July 8, 1999
(5) Main area of business	Trust and banking business	Control and management of SBI Group through share ownership
(6) Capital	287.0 billion JPY	34.7 billion JPY
(7) Shareholder's equity	903.0 billion JPY	110.8 billion JPY
(8) Total asset	16,018.5 billion JPY	149.7 billion JPY
(9) End of fiscal year	March 31st	March 31st
(10) Number of employees	4,991	98



SUMITOMO TRUST 住友信託銀行

SBI Holdings



Sumitomo Trust & Banking
Co., Ltd.



Treasury and Financial Products
Fiduciary Services
Real Estate
Wholesale Financial Services
Retail Financial Services

Reference Material

Master agreement for Joint establishment of Internet-based bank and Business alliance between Sumitomo Trust Group and SBI Group with capital involvement

October 25, 2005

Creation of new financial model

Platform based on click & mortar

→ Offer banking, securities, and trust products



SBI Group
Integrated Internet-based financial group
Sumitomo Trust Group
Top quality trust bank with banking, trust and real estate business
Click
Mortar
Internet-based bank

Scheme of master agreement

- 1. Establishment of new Internet-based bank
- 2. Business alliance
- 3. Capital alliance



Sumitomo Trust Group
Capital alliance
Cross shareholding 10 billion JPY
SBI Group
SUMITOMO TRUST 住友信託銀行
SBI Holding stock 7 billion JPY
SBI Holdings
Sumitomo Trust stock 10 billion JPY
New Internet-based bank
Initial investment 20 billion JPY
10 billion JPY
10 billion JPY
Subsidiaries
Subsidiaries
E-Trade stock 3 billion JPY
E*TRADE SECURITIES
Investment
Business alliance

Above scheme is subject to official approval from the authority.

SUMITOMO TRUST 住友信託銀行

Business model of new Internet-based bank (1)

▶ Click and mortar channel ✚ “Banking, securities, and trust business”
= Innovative Internet –based bank


Asset management-oriented
Sumitomo Trust
Solution consulting type model
New Internet bank
Asset management and loan product offering
Click and mortar
Existing internet bank
Physical channel-oriented
Internet-oriented
Existing customers of SBI and E*TRADE
Existing internet bank
Settlement-oriented model
New entries
Settlement-oriented

- ◆ Banking, securities, and trust function
- ◆ Click and mortar
- ◆ Integrated financial institution offering products related to asset management and loans
- ◆ Strong customer franchise based on SBI’s investing companies and E*TRADE’s customers

Business model of new Internet-based bank (1)

▶ Maximizing value by furnishing both groups' competence and resources



Sumitomo Trust Group
Services to listed companies and listing candidates
SBI Group
SUMITOMO TRUST 住友信託銀行
Bank management know-how
Trust and real estate related function
Various products
Customer franchise
Internet system
Internet business know-how
Various products
SBI Holdings
Innovative bank serving customers' various needs
Subsidiaries
Investment products for new Intenet-based bank
800 thousand exisiting accounts
Subsidiaries
E*TRADE SECURITIES

Growth strategy of Sumitomo Trust

▶ Accelerate moves to new growth

Highest quality of financial fundamentals

- **Enhance franchise through alliance, merger and acquisitions** ← Alliance with SBI Group
- Concentrate additional resources to high-growth and lucrative areas
  - Distinctive retail financial services leveraging trust functions
  - Investment banking business leveraging trust functions
  - **Integrated real estate business model → (Acquisition of First Credit Corporation)**
  - Global expansion of trust business
- Increase financial leverage (Total assets/capital)

The top quality trust bank

Quality of profit = High fee revenue ratio/Sustainable growth of bottom line/High ROE
Quality of asset = Low non-performing loan ratio/High RAROA/Highly diversified investment
Quality of capital = Low rate of dependence on deferred tax assets/No public fund, no potential dilution
Quality of customer franchise = High loyalty/Depth of customer relations



SUMITOMO TRUST 住友信託銀行

Purpose of the establishment of new Internet-based bank (1)

- Complimentary relationship between Sumitomo Trust (40 years old and over) and E-Trade's (20 to 40 years old) customer base



70%
60%
50%
40%
30%
20%
10%
0%
Under 20s
30s
40s
50s
60s+
Sumitomo Trust (Accounts)
Sumitomo Trust (Balance)
E*TRADE (Accounts)
E*TRADE (Balance)


SUMITOMO TRUST 住友信託銀行

Purpose of the establishment of new Internet-based bank (2)

▶ Serving at every stage for individuals and companies throughout the group



E*TRADE SECURITIES' customers
New customers emphasizing on asset formation and management
Venture companies
New Internet bank
Asset formation generation (20 to 40 years old)
Convenient settlement
Competitive interest rate and fee
Unique investment products
Convenient mortgage loans
Early stage to pre-listing companies
Small loan
Securities intermediary
Sumitomo Trust Group
Asset management generation (Over 40 years old)
Consulting demands
Strength in having physical branches
Private banking
Real estate
Estate consulting
Medium to large companies
Stock transfer agency
Corporate pension
Real estate
Transition of stage for individual's life and company's growth

Target of new Internet-based bank

▶ Contribution to SBI Group and Sumitomo Trust Group with early realization of single-year profit

- ▶ Start of business → 1st half FY2007 (tentative)
- ▶ Number of accounts (in thousand)

  → 500 (3rd FY) → 700 (5th FY) → 800 (7th FY)

- ▶ Profit 3rd FY → Single-year profit

  5th FY — Net business profit 5 billion JPY

  ↓ Elimination of cumulative loss

  7th FY — Aim for net business profit of 10 billion JPY

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances.

Contact Information

The Sumitomo Trust & Banking Co., Ltd.

Financial Management Department, IR Office

Tel:+81-3-3286-8354 Fax: +81-3-3286-4654

Koichi Onaka, Head of IR Office: onaka@sumitomotrust.co.jp

Keiji Nakamura, Senior Manager: nakamurake@sumitomotrust.co.jp

Takeshi Shimamura, Manager: shimamurat@sumitomotrust.co.jp

Masako Sakai, Assistant: sakaimas@sumitomotrust.co.jp

➡**http://www.sumitomotrust.co.jp/IR/company/index_en.html**